Incorporated in the Cayman Islands

EBANG INTERNATIONAL HOLDINGS INC.

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
	Class A Ordinary	**HKD** **0.0010000000**
Date of Record	Certificate Number	% Paid
		100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

______________________________ Director

______________________________ Director / Secretary